



UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of earliest event reported: **March 8, 2002**

Commission File Number	Exact name of registrants as specified in their charters, address of principal executive offices and registrants' telephone number	IRS Employer Identification Number
1-8841	**FPL GROUP, INC.**	59-2449419
1-3545	**FLORIDA POWER & LIGHT COMPANY**	59-0247775
	700 Universe Boulevard Juno Beach, Florida 33408 (561) 694-4000	

State or other jurisdiction of incorporation or organization: Florida

Item 5. Other Events

(a) On March 8, 2002, William M. Klein, by Stephen S. Klein under power of attorney, on behalf of himself and all others similarly situated, filed suit in the U.S. District Court for the Southern District of Florida against FPL Group, Inc. (FPL Group) (as nominal defendant); its current and certain former directors; and certain current and former officers of FPL Group and Florida Power & Light Company (FPL), including James L. Broadhead, Paul J. Evanson, Lewis Hay III and Dennis P. Coyle. The lawsuit alleges that the payments made to certain officers under FPL Group's Long Term Incentive Plan (LTIP) upon shareholder approval of the proposed merger with Entergy Corporation were improper and constituted corporate waste because the merger was not consummated. The suite alleges that the LTIP required consummation of the merger as a condition to the payments. The plaintiff seeks the return to FPL Group of the payments received by the officers; contribution, restitution and/or damages from the individual defendants; and attorneys' fees. The plaintiff had made a demand in January 2002 that the directors of FPL Group take action to obtain the return of the payments to the officers. This demand was referred to a special committee of FPL Group's board of directors that was established to investigate a demand by another shareholder that the board take action to obtain the return of the payments made to the officers. The defendants intend to file a motion to stay this lawsuit pending the outcome of the special committee's investigation.

(b) On March 12, 2002, FPL, the State of Florida Office of Public Counsel and all but one intervening party signed an agreement regarding FPL's retail base rates. The new rate agreement is subject to approval by the Florida Public Service Commission (FPSC). If approved, the new rate agreement will resolve all matters in FPL's pending base rate proceeding and will be effective April 15, 2002 through December 31, 2005.

The new rate agreement provides for an additional $250 million annual reduction in retail base revenues allocated to all customers by reducing customers' rates by approximately 7%. Accordingly, for the period April 15 through December 31, 2002, the effect of the rate reduction on revenues is estimated to be $178 million. Additionally, the new rate agreement continues the revenue sharing mechanism in FPL's current rate agreement, whereby revenues from retail base operations in excess of a stated threshold will be shared with customers on the basis of two-thirds refunded to customers and one-third retained by FPL. Revenues from retail base operations in excess of a second threshold will be refunded 100% to customers. The refund thresholds are as follows:

| | Years ended December 31, | | | |
| | 2002[a] | 2003 | 2004 | 2005 |
	(millions)			
66 2/3% to customers	$ 3,580	$ 3,680	$ 3,780	$ 3,880
100% to customers	$ 3,740	$ 3,840	$ 3,940	$ 4,040

[a] Refund will be limited to 71.5% (April 15 through December 31, 2002) of the revenues from base rate operations exceeding the thresholds.

In addition to the reduction in retail base revenues, the new rate agreement specifies that FPL will effect a $200 million reduction of fuel clause recoveries for the remainder of calendar year 2002 effective April 15, 2002, based on projected over-recoveries under the current fuel clause charges. The fuel clause will continue to operate as normal, including but not limited to any additional mid-course adjustments that may become necessary and the calculation of true-ups to actual fuel clause expenses.

Under the terms of the new rate agreement, depreciation may be reduced on FPL's generating plants by up to $125 million annually, and FPL's petition for an increase in the storm fund will be withdrawn.

FPL will not have an authorized regulatory return on equity under the new rate agreement for the purpose of addressing earnings levels. The revenue sharing mechanism described above will be the appropriate and exclusive mechanism to address earnings levels. However, if FPL's regulatory return on equity, as reported in FPL's monthly earnings surveillance report, falls below 10% during the term of the new rate agreement, FPL may petition the FPSC to amend its base rates. The new rate agreement would terminate on the effective date of any final order issued in a proceeding that changes FPL's base rates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned thereunto duly authorized.


FPL GROUP, INC.
FLORIDA POWER & LIGHT COMPANY
(Registrants)


Date: March 15, 2002


K. MICHAEL DAVIS
_____
K. Michael Davis
Controller and Chief Accounting Officer of FPL Group, Inc.
Vice President, Accounting, Controller and
Chief Accounting Officer of Florida Power & Light Company
(Principal Accounting Officer of the Registrants)
